Exhibit 21

The Company’s only active subsidiaries are each wholly owned and are included in the consolidated financial statements of the Company.

Their jurisdictions of incorporation are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Computer Horizons E-Solutions (Europe) Limited	England and Wales
Horizons Technologies, Inc.	Delaware
Strategic Outsourcing Services, Inc.	Delaware
G. Triad Development Corp.	New Jersey
Integrated Computer Management, Inc.	New Jersey
Forgone, LLC	Delaware
eB Networks, LLC	Delaware
CG Computer Services Corp.	California
Horizon Enterprises, Inc.	Delaware
Spargo Holdings, Inc.	Delaware
Spargo Holdings II, Inc.	Delaware
CHC Healthcare Solutions, LLC	Delaware
GBTS America, Inc.	Delaware
GBTS America, LLC	Delaware
GBS Holdings Private Limited	Mauritius

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